Exhibit 99.1

Aurora Cannabis Appoints International Consumer Packaged Goods Executive Miguel Martin as Chief Commercial Officer

NYSE | TSX: ACB

EDMONTON, AB, July 6, 2020 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NYSE: ACB) (TSX: ACB), the Canadian company defining the future of cannabinoids worldwide, today announced that Miguel Martin, President of Aurora USA and head of Reliva, LLC ("Reliva"), has been appointed Chief Commercial Officer of Aurora, effective immediately. Mr. Martin will replace Darren Karasiuk who has held this position at Aurora since February 2019.

"This appointment allows us to take full advantage of Miguel's depth of international CPG experience to drive Aurora's revenues and brand strength in our global core markets," said Michael Singer, Executive Chairman and Interim CEO of Aurora. "Miguel has a proven track record of running profitable global sales and marketing teams in complex, highly regulated industries that are adjacent to cannabis. His new role at Aurora is indicative of our commitment to combining sales and marketing excellence with driving profitability in our core businesses."

Mr. Singer continued, "On behalf of our Board of Directors and management team, I would like to thank Darren for his invaluable contributions to the development of Aurora's commercial strategy." Mr. Karasiuk added, "I am proud of my accomplishments at Aurora, most notably leading an incredibly dedicated and talented team that has been able to achieve leading market share in Canada and abroad."

About Miguel Martin

Mr. Martin is a 25-year consumer packaged goods industry veteran having joined Aurora from Reliva where he served as Chief Executive Officer. He became President of Aurora USA upon closing of the Company's acquisition of Reliva in May 2020. Prior to Reliva, Mr. Martin was the President of Logic Technology, one of the largest manufacturers of electronic cigarettes. He also held the positon of Senior Vice President and General Manager of Altria Sales & Distribution. Mr. Martin has deep experience operating in highly regulated industries which will be very additive to Aurora's portfolio of high quality, rigorously tested and compliant cannabinoid product formats.

About Aurora

Aurora is a global leader in the cannabis industry serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis dedicated to helping people improve their lives. The Company's brand portfolio includes Aurora, Aurora Drift, San Rafael '71, Daily Special, AltaVie, MedReleaf, CanniMed, Whistler, Reliva CBD and ROAR Sports. Providing customers with innovative, high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and recreational markets wherever they are launched. For more information, please visit our website at www.auroramj.com.

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and is a constituent of the S&P/TSX Composite Index.

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These forward-looking statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions, estimates and assumptions of management in light of management's experience and perception of historical trends, current conditions and expected developments at the date the statements are made, such as current and future market conditions, the current and future regulatory environment and future approvals and permits. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements, including the risks associated with: entering the U.S. market, the ability to realize the anticipated benefits associated with the acquisition of Reliva, achievement of Aurora's business transformation plan, general business and economic conditions, changes in laws and regulations, product demand, changes in prices of required commodities, competition, the effects of and responses to the COVID-19 pandemic and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated September 10, 2019 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com and filed with and available on the SEC's website at www.edgar.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:00e 06-JUL-20